SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:Prudential plc Asia visit




Prudential plc Asia Site Visit

Prudential plc is hosting a four day analyst and investor meeting in Kuala Lumpur, Malaysia and Ho Chi Minh City, Vietnam, starting today.

The visit will be hosted by Mark Norbom, Chief Executive, Prudential Corporation Asia and will consist of a series of presentations and site visits updating analysts and investors on Prudential plc's Asian business. The presentations will focus on Prudential's strategy, operations, products and distribution channels across the region.

Prudential will reiterate that it remains confident that the profitable growth being delivered in Asia is sustainable over the long-term and that the business remains on track to return cash to the group from 2006.

The presentations will be webcast and available on Prudential's website after each one has taken place. (www.prudential.co.uk).

An interview with Mark Norbom (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 07:00 on 1 November 2004.

                                     -ends-

Enquiries to:

Media Prudential plc                          Investors/Analysts

Geraldine Davies          020 7548 3911       Rebecca Burrows      07718 637264
Clare Staley              020 7548 3719       Marina Lee-Steere    07967 497474
Joanne Davidson           020 7548 3708       Mike Kempster        020 7548 3823



Notes to Editors:

Prudential Corporation Asia

Prudential Corporation Asia is the leading European insurer in Asia with operations in 12 countries. Across the region, Prudential Corporation Asia holds top five new business market positions for eight of its life businesses and top five funds under management market positions for four out of seven of its mutual fund operations (as at 30 June 2004).

Prudential Malaysia became Prudential's first life operation in Asia when it was established in 1924. It is now one of the top two life insurance companies in the country. It was the first insurance company to introduce investment-linked life insurance products in Malaysia and remains a market leader in these products. In 2001, Prudential Malaysia launched its mutual funds operation, Prudential Unit Trusts Berhad, which is now one of Malaysia's top 5 unit trust companies based on funds under management.

Prudential Vietnam was established in 1999 and was the first UK life company to set up in Vietnam. It has over 1.7 million customers and operates in over 60 branches nationwide.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 November 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations